Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
Media Relations: 202-872-2680
www.pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE   Media Contact: Robert Dobkin (202) 872-2680
May 9, 2005   Investor Contact: Anthony Kamerick (202) 872-2056

Pepco Holdings Reports First Quarter 2005 Results;
Conference Call Scheduled

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2005 consolidated earnings of $55.5 million, or 29 cents per share, compared to $51.2 million, or 30 cents per share in the first quarter 2004. Excluding special items (as described below), earnings for the first quarter 2005 would have been $50.4 million, or 26 cents per share, compared to $38.0 million, or 23 cents per share, for the corresponding period a year ago. The weighted average shares outstanding in the first quarter 2005 were 188.4 million compared with 171.8 million for the first quarter 2004, which resulted in 3 cents per share of dilution in consolidated results quarter over quarter.

"We are pleased with our first quarter performance across all of our businesses led by higher earnings in Power Delivery," said Dennis R. Wraase, Chairman, President and Chief Executive Officer. "Higher gross margins in Power Delivery along with lower operating and maintenance expenses more than offset the impact of slightly milder weather during the quarter." Wraase noted that the non-regulated businesses continue to perform well in challenging market conditions.

"Year to date there are several key developments that I am pleased to report on. On April 19, 2005, Atlantic City Electric Company reached an agreement with parties on the base rate case in New Jersey, the effects of which are reflected in our first quarter results. The settlement will be essentially revenue neutral, but will have a positive annual pre-tax earnings impact of approximately $20 million. In early April, the District of Columbia PSC approved the settlement of our distribution rate case which maintains our current rates in D.C. A federal court order resulted in a payment from Mirant Corp. in the amount of $57.5 million which we received in mid-April." Wraase concluded, "It is still early in the year, but we believe we have established a solid base to build on in 2005."

Further details regarding the change in consolidated earnings between 2005 and 2004 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2005 which is available at www.pepcoholdings.com.

Special Items

Generally Accepted Accounting Principles (GAAP) earnings for the first quarter 2005 included the following special item which management believes is not representative of the company's core business operations (referred to herein as a "special item"):

- After-tax earnings of $5.1 million or 3 cents per share, related to the Atlantic City Electric base rate proceedings settlement in New Jersey.

GAAP earnings for the first quarter 2004 included the following special item:

- After-tax earnings of $13.2 million, or 7 cents per share, related to the impact of changes in local tax regulations that were retroactive to 2001.

CONFERENCE CALL FOR INVESTORS

Pepco Holdings Inc. will host a conference call to discuss first quarter results on Wednesday, May 11 at 10:00 a.m. E.D.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-800-8651 before 9:55 a.m. The pass code for the call is 19719247. International callers may access the call by dialing 1-617-614-2704, using the same pass code, 19719247. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 79183987. International callers may access the replay by dialing 1-617-801-6888 and enter the same pass code 79183987. An audio archive will be available at PHI's Web site, http://www.pepcoholdings.com/investors/index_financialrelease.html.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors/index_financialrelease.html.

About PHI: Pepco Holdings, Inc. is a diversified energy company with headquarters in Washington, D.C. Its principal operations consist of Power Delivery, which delivers 50,000 gigawatt-hours of power to more than 1.8 million customers in Washington, D.C., Delaware, Maryland, New Jersey and Virginia. PHI engages in regulated utility operations by delivering electricity and natural gas, and provides competitive energy and energy products and services to residential and commercial customers.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. PHI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results and prospects of PHI.

SELECTED FINANCIAL INFORMATION

Pepco Holdings, Inc.
Earnings Per Share Variance
2005/2004

	1st Quarter					
		Competitive Energy				
	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non Regulated	Corporate & Other	Total PHI
2004 Net Income/(Loss) (1)	$ 0.24	$ 0.03	$ 0.02	$ 0.12	$ (0.11)	$ 0.30
2004 Special Item (2)						
• Local Tax Benefit	-	-	(0.01)	(0.05)	(0.01)	(0.07)
2004 Net Income/(Loss) excluding Special Item	0.24	0.03	0.01	0.07	(0.12)	0.23
Change from 2004 Net Income/(Loss) excluding Special Item						
Regulated Operations						
• Revenue - Sales Growth/Customer Mix/Other (kwh sales 0.1% increase and mcf sales 3.9% decrease from 2004)	0.01	-	-	-	-	0.01
Weather (estimate) (3)	(0.01)	-	-	-	-	(0.01)
Standard Offer Service Margin	0.02	-	-	-	-	0.02
• Operation & Maintenance	0.02	-	-	-	-	0.02
• Capital Costs, net	(0.01)	-	-	-	-	(0.01)
• Other, net	(0.02)	-	-	-	-	(0.02)
Conectiv Energy						
• Margins (operating revenue less cost of goods sold)						
- Merchant Generation	-	(0.02)	-	-	-	(0.02)
- Load Following (Provider of Last Resort)	-	0.01	-	-	-	0.01
Other Non-Regulated						
• Sale of assets, net	-	-	-	0.01	-	0.01
• Primarily capital costs, net	-	-	-	(0.01)	-	(0.01)
Corporate & Other						
• Primarily capital costs and amortizations	-	-	-	-	0.03	0.03
2005 Net Income/(Loss) excluding Special Items	0.25	0.02	0.01	0.07	(0.09)	0.26
2005 Special Item (2)						
• Atlantic City Electric - New Jersey Base Rate Case Settlement	0.03	-	-	-	-	0.03
2005 Net Income/(Loss) (4)	**$ 0.28**	**$ 0.02**	**$ 0.01**	**$ 0.07**	**$ (0.09)**	**$ 0.29**

(1)   2004 Weighted Average Shares Outstanding for the 1st Quarter were 171,801,583.

(2)   Management believes the special items are not representative of the Company's core business operations.

(3)   The effect of weather in 2005 compared with the 20 year average weather is estimated to increase earnings by $.02 per share.

(4)   2005 Weighted Average Shares Outstanding for the 1st Quarter were 188,372,574. The higher number of shares outstanding in 2005 results in dilution affecting per share earnings of each business unit. The consolidated effect is ($.03) per share.

SELECTED FINANCIAL INFORMATION - Continued

UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended March 31, 2005

	Power Delivery	Competitive Energy Segments Conectiv Energy	Pepco Energy Services	Other Non-Regulated	(a) Corp. & Other	PHI Cons
Operating Revenue	$ 1,104.7	$ 509.4 (b)	$ 352.6	$ 20.5	$ (182.4)	$ 1,804.8
Operating Expense	990.7(b)	495.8	348.5	1.2	(179.5)	1,656.7
Operating Income (Loss)	114.0	13.6	4.1	19.3	(2.9)	148.1
Interest Income	1.3	7.1	.4	20.8	(27.6)	2.0
Interest Expense	41.6	13.9	.9	30.0	(3.6)	82.8
Income Tax Expense (Benefit)	34.0	4.5	1.7	4.4	(10.5)	34.1
Extraordinary Item (net of taxes of $6.2 million)	9.0(c)	-	-	-	-	9.0
Net Income (Loss)	$ 52.3	$ 3.1	$ 2.4	$ 13.6	$ (15.9)	$ 55.5
Total Assets	$ 8,562.5	$ 1,925.3	$ 515.8	$ 1,325.2	$ 1,186.6	$ 13,515.4
Construction Expenditures	$ 85.0	$ 1.6	$ .9	$ -	$ .8	$ 88.3

(a) Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany transactions are eliminated in this line item. Additionally, this line item for "total assets" includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $122.9 million for the three months ended March 31, 2005.

(c) Relates to ACE's electric distribution rate case settlement that resulted in ACE's reversal of $9.0 million after-tax in accruals related to certain deferred costs that are now deemed recoverable. This amount is classified as extraordinary since the original accrual was part of an extraordinary charge in conjunction with the accounting for competitive restructuring in 1999.

UNAUDITED CONDENSED STATEMENT OF EARNINGS

For the Three Months Ended March 31, 2004

	Power Delivery	Competitive Energy Segments Conectiv Energy	Pepco Energy Services	Other Non-Regulated	(a) Corp. & Other	PHI Cons
Operating Revenue	$ 1,039.2	$ 587.8 (b)	$ 310.7	$ 21.1	$ (194.7)	$ 1,764.1
Operating Expense	930.7(b)	572.3	307.8	(3.3)	(193.9)	1,613.6
Operating Income (Loss)	108.5	15.5	2.9	24.4	(.8)	150.5
Interest Income	2.5	1.1	.1	11.4	(13.9)	1.2
Interest Expense	46.5	7.4	.6	21.4	16.7	92.6
Income Tax Expense (Benefit) (c)	27.2	3.4	(.4)	(5.8)	(13.0)	11.4
Net Income (Loss)	$ 40.8	$ 5.0	$ 3.3	$ 20.1	$ (18.0)	$ 51.2
Total Assets	$ 8,514.3	$ 2,048.8	$ 555.2	$ 1,336.2	$ 1,095.3	$ 13,549.8
Construction Expenditures	$ 90.9	$ 2.9	$ -	$ -	$ .5	$ 94.3

(a) Includes unallocated Pepco Holdings (parent company) capital costs, such as acquisition financing costs, and the depreciation and amortization related to purchase accounting adjustments for the fair value of non-regulated Conectiv assets and liabilities as of August 1, 2002. Intercompany transactions are eliminated in this line item. Additionally, this line item for "total assets" includes Pepco Holdings' goodwill balance.

(b) Power Delivery purchased electric energy, electric capacity and natural gas from Conectiv Energy in the amount of $148.4 million for the three months ended March 31, 2004.

(c) In February 2004, a local jurisdiction issued final consolidated tax return regulations, which were retroactive to 2001. Under these regulations, Pepco Holdings (parent) and other affiliated companies doing business in this location, now have the necessary guidance to file a consolidated income tax return. This allows Pepco Holdings' subsidiaries with taxable losses to utilize those losses against tax liabilities of Pepco Holdings' companies with taxable income. During the first quarter of 2004, Pepco Holdings and its subsidiaries recorded the impact of the new regulations of $13.2 million for 2001 through 2003.

SELECTED FINANCIAL INFORMATION - Continued

PEPCO HOLDINGS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(Millions of Dollars Unaudited)

	March 31, 2005	December 31, 2004
ASSETS		
Cash and cash equivalents	$ 43.4	$ 29.6
Other Current Assets	1,672.9	1,647.2
Investments and Other Assets	4,588.7	4,616.4
Net Property, Plant and Equipment	7,210.4	7,088.0
Total Assets	$ 13,515.4	$ 13,381.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term Debt	$ 1,173.9	$ 836.0
Other Current Liabilities	1,119.0	1,138.6
Deferred Credits	3,084.6	2,912.6
First Mortgage Bonds, Medium-Term Notes and Other Long-Term Debt	4,556.1	4,950.7
Capital Lease Obligations	121.9	122.1
Serial Preferred Stock	27.0	27.0
Redeemable Serial Preferred Stock	27.9	27.9
Shareholders' Equity	3,405.0	3,366.3
Total Liabilities and Shareholders' Equity	$ 13,515.4	$ 13,381.2

PHI - OTHER INFORMATION

Power Delivery Sales

	Three Months ended March 31,	
	2005	2004
Electric Gigawatt Hours - Delivered	12,727	12,710
Electric Gigawatt Hours - SOS/POLR/BGS	9,090	9,882
Gas Sales - MCF	9,319	9,695

Weather Data - Consolidated Electric Service Territory

	Three Months ended March 31,	
	2005	2004
Heating Degree Days	2,417	2,468
20 Year Average	2,270	2,273
Percentage Difference from Average	6.5%	8.6%
Percentage Difference from Prior Year	-2.1%	

Supplemental Operating Income Information

The supplemental information shown below is presented to provide additional financial information on the operating results of Pepco Energy Services and Conectiv Energy.

Pepco Energy Services	Three Months ended March 31,			
($ in millions)		2005		2004
Operating Income Summary				
Operating Revenue	$	352.6	$	310.7
Cost of Goods Sold		325.6		287.0
Revenue less Cost of Goods Sold		27.0		23.7
Revenue less Cost of Goods Sold Detail:				
Natural Gas		1.6		1.9
Electric		11.6		8.9
Energy Services		13.8		12.9
Total		27.0		23.7
Operation and Maintenance Expenses		19.4		17.6
Depreciation		3.5		3.2
Operating Expenses		22.9		20.8
Operating Income	$	4.1	$	2.9

Conectiv Energy

($ in millions)	Three months ended March 31,		
	2005	2004	
Sales Summary			
Energy Output (Megawatt hours)	1,274,665	1,403,226	(1)
Load Following Service (POLR) Sales (Megawatt hours)	2,061,246	3,252,103	(2)
Operating Income Summary			
Operating Revenue	$ 509.4	$ 587.8	
Cost of Goods Sold	462.5	537.3	
Revenue Less Cost of Goods Sold	46.9	50.5	
Revenue Less Cost of Goods Sold Detail			
Merchant Generation	54.9	61.3	(1)
Load Following Service (POLR)	(5.4)	(14.4)	(2)
Power, Oil and Gas Marketing Services	(2.6)	3.6	(3)
Total	46.9	50.5	
Operating and Maintenance Expenses	22.0	23.9	(4)
Depreciation	11.3	11.1	
Operating Expenses	33.3	35.0	
Operating Income	$ 13.6	$ 15.5	

Notes:

(1) Lower output due to colder than normal weather in the winter of 2004, resulting in higher dispatch during the first quarter of 2004. The winter of 2005 experienced close to normal weather.

(2) Lower POLR load obligations due to termination of the POLR service in Maryland and Virginia and effective hedging activities resulted in improved margins in 2005.

(3) Reduced margins on contracts in 2005 with flat rates and higher energy and fuel costs during the winter months.

(4) Primarily due to timing of maintenance work.

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